                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of December, 2004
                         Commission File Number 0- 50822

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X]          Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                           Yes [ ]                No [X]

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) is pleased to announce the filing of its 43-101 report for the Picachos property with securities commissions and on SEDAR. The Picachos property is located in Durango
State, Mexico.

Prepared by Watts, Griffis and McOuat Limited ("WGM") of Toronto, the report states that "based on its comparisons with other mines and mineral deposits in the Sierra Madre, including the Tayoltita Mine located a short distance to the north, WGM is of the opinion that the Picachos area has the potential to host an economically significant silver-gold deposit."

The report further states that "the Picachos structure appears to be the only caldera in the belt which lacks a major operating mine, a fact WGM ascribes to a general lack of persistent and systematic exploration, rather than geological factors."

A total of 10 bedrock samples were collected by WGM to provide independent data on the characterization of the mineralization at Picachos. The samples were sent for analysis to the SGS Laboratory in Don Mills (Toronto), a full service mineral laboratory with ISO 9002 accreditation. The 10 samples ranged in gold values from 0.03 to 17.46 g/t Au. Excluding the two very lowest values (each measuring 0.03 g/t Au), the report states that "gold contents in the remainder of the sample population were generally high enough to be of direct economic interest (3.13 g/t to 17.46 g/t), or were sufficiently high to have an economic impact on the value of the rock (0.39 g/t to 2.78 g/t)." Sampling by WGM also returned silver values of economic interest in five of 10 samples with silver grades ranging from 554 g/t to 1,313 g/t.

Based on recommendations in the 43-101 report, the work program at Picachos will consist of geophysical and geochemical surveys and analysis. The program has an estimated total budget of CDN $526,000, which is fully funded with cash on hand.
The program is expected to begin in the new year.

"Northwestern looks forward to further exploring the Picachos property," said
Kabir Ahmed, President and CEO of Northwestern. "Our ultimate goal is the development of a mine or mines on the property to fully exploit the underlying mineral concessions."

Picachos is comprised of 16,556 acres (6,700 hectares) or 67 square kilometers and is located in Durango State, Mexico. Several sites on the property indicate historic mining operations, including El Toro and Los Cochis with Spanish mine workings, and El Pino, which was the site of a former small producing mine.

Northwestern is earning its 50% interest in the Picachos property through its agreement with RNC Gold Inc. (TSX: RNC). This agreement requires Northwestern to expend CDN $500,000 in the first year and CDN $1 million in year two on exploration and development. Northwestern is also required to generate a positive feasibility study, which provides for the production of a minimum of
25,000 ounces of gold per year.

The 43-101 report, entitled "A Technical Review of the Picachos Silver-Gold and
Base Metals Prospects, Western Durango State, Mexico," is dated November 24,
2004. It was prepared by Al Workman, P.Geo., Senior Geologist and Vice-President
of WGM, and a qualified person as defined by National Instrument 43-101. Please refer to the 43-101 Report on SEDAR for further information on the Picachos property. All of the disclosure in this press release is based upon the aforementioned 43-101 report, and the information contained herein was reviewed by Al Workman. Discussion of potential quantity and grade is conceptual in nature as there has been insufficient exploration to define a mineral resource on the property. It is uncertain if further exploration will result in discovery of a mineral resource on the property."

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Northwestern Mineral Ventures Inc.

                                            By: /s/ Kabir Ahmed
                                            -------------------
                                                 Kabir Ahmed
                                                 President

Date: December 20, 2004